August 29, 2008.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-0306

RE:	Dividend Capital Total Realty Trust, Inc.
Form 10-K for the year ended December 31, 2007
Filed on March 28, 2008
File No. 000-52596

Ladies and Gentlemen:

On behalf of Dividend Capital Total Realty Trust, Inc. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John E. Biallas, Chief Financial Officer of the Company, dated August 22, 2008 (the “Comment Letter”), in connection with the Company’s annual report on Form 10-K filed with the Commission on March 28, 2008.  Our responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Investments in Real Property, page F-9

1.                                      We read your response to comment one and as previously discussed we will await your expanded analysis.

RESPONSE TO COMMENT 1

Attached as Annex A to this letter is our expanded analysis.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2008

Financial Statements and Notes

Note  8 – The Operating Partnership’s Private Placement, page 19

2.                                      We have reviewed your response to our prior comment 2. Please clarify for us and disclose in future filings whether there are any features surrounding the sale of your tenancy-in-common interests that make it highly probable that you will exercise the purchase option. In addition, in the last paragraph on page 19 of your Form 10-Q for June 30, 2008, you state that a portion of the rent obligations are accounted for as an increase to the outstanding principal balance of the financing obligations. Please clarify what drives this accounting treatment.

RESPONSE TO COMMENT 2

There are no features surrounding the sale of our tenancy-in-common interests that make it highly probably that we will exercise the operating partnership’s purchase option. We will include this disclosure in our future filings.

The sale of our tenancy-in-common interests do not meet the criteria for sale-leaseback accounting pursuant to SFAS No. 98, Accounting for Leases.  Specifically, the transactions do not meet the criteria of paragraph 7a, nor have all the risks and rewards of ownership been transferred due to our continuing involvement in the underlying properties as required by paragraph 7c.  As a result, the proceeds received from the initial sale of tenancy-in-common interests are classified as a financing obligation.

We record interest expense associated with our financing obligation under the interest method which approximates our average borrowing rate. For the three and six months ended June 30, 2008 and for the same periods in 2007, our interest expense associated with our financing obligations was greater than the actual rental obligations and the difference was recorded to financing obligation.

2

Certifications

3.                                      We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include deleting the language “(the registrant’s fourth fiscal quarter in the case of an annual report) in paragraph 4(d). Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

RESPONSE TO COMMENT 3

The Company notes the Staff’s comment and confirms that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

* * * *

Acknowledgment Statement

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please call me at 303-285-0371.

Very truly yours,

/s/ John E. Biallas
John E. Biallas
Chief Financial Officer and Treasurer

3

ANNEX A

We historically have valued both above market leases and below market leases using the non-cancelable lease terms and have amortized such amounts over the same term. This treatment is inconsistent with Generally Accepted Accounting Principles (GAAP) with respect to below market leases whereby the valuation, and the subsequent amortization period, should consider fixed-rate renewal option periods that are below market. This memorandum documents our evaluation of this misstatement and its impact on our historic financial statements to determine if such error would have had a “material” impact to such financial statements.

We have analyzed each of our leases with below market liabilities to determine which ones had fixed rate renewal options at a below market rate.  For each lease identified, we recalculated the original below market lease liability and subsequent amortization amount over the revised lease term. Based on our original FAS 141 allocation, we determined the most appropriate off-setting entry would be to the as-if-vacant building value. We also recalculated the related depreciation for impacted periods.

In addition, our analysis of the impact of the identified misstatement included a variety of quantitative and qualitative analysis in accordance with applicable accounting literature, including SAB No. 99, “Materiality,” SAB No.  108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,” and APB No. 28, “Interim Financial Reporting.”

Quantitative Analysis

Our quantitative analysis included a comprehensive review of calculations that are relevant to the assessment of our financial results and financial condition. We reviewed the impact to our financial statements, and also considered the impact to our supplemental financial measures, funds from operations (FFO) and net operating income (NOI). Exhibit A illustrates the quantitative impact of the misstatement to certain relevant assertions made with respect to our 2007 and 2008 financial statements.  Our 2006 financial statements had a nominal impact (less than a $5,000 impact to the statement of operation and less than a $320,000 impact to the balance sheet).  This error does not impact our statements of cash flows.

Qualitative Analysis

In addition to the quantitative analysis described above, we evaluated numerous qualitative aspects of this misstatement in accordance with SAB No. 99, and came to the following conclusions with respect to each of these aspects:

•                  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate.

The misstatement arises from a mechanical calculation involving market rents which have been estimated far into the future. Specifically, we analyze market rental rates compared to in-place rental rates over the applicable term of the lease. In some cases, the applicable term of the lease extends far into the future, whereby it becomes increasingly difficult to accurately estimate market rental rates. Therefore, while the calculation itself may be capable of a high level of precision, the resulting values are inherently dependent upon management’s best estimate of future market rental rates, which cannot be certain and are subject to a high degree of variability.

•                  Whether the misstatement masks a change in earnings or other trends.

We analyzed the impact of this misstatement in terms of our two primary earnings-based metrics, net income (loss) and FFO, and the misstatement does not mask a change in trends based on these metrics.

The quarter-over-quarter trends in our net income (loss) over the periods impacted were not noticeably impacted by this misstatement.  Additionally, the changes in net income (loss) from period-to-period involved a magnitude significantly greater than the magnitude of this misstatement. The trends in our FFO were also not significantly impacted. Our historic trend in FFO has been substantial increases quarter-over-quarter as result of our company’s growth. The greatest percentage impact to FFO for any impacted quarter was for the first quarter of 2008 whereby the misstatement resulted in an overstatement of FFO by a mere 1.9%. There were no periods in which the misstatement would have resulted in the trend of increasing FFO being reversed resulting in decreasing FFO.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations.

Our company is in its growth stage, during which we are actively selling shares of our common stock at a fixed price on a daily basis to individual investors.  Our shares of common stock are not listed on a national stock exchange and therefore there we do not have analysts following our stock performance. Furthermore, we have not issued earnings guidance that would be impacted by this misstatement. As such, this misstatement does not hide any failure to meet specified expectations.

•                  Whether the misstatement changes a loss into income or vice versa.

Upon review of our quantitative analysis for the impacted periods, the misstatement would not have caused the company to move from a loss position to an income position or vice versa for any of the periods impacted.

•                  Whether the misstatement concerns a segment or other portion of the company’s business that has been identified as playing a significant role in the company’s operations or profitability.

We currently have three operating segments, i) real properties, ii) real estate securities and iii) debt related investments. While we have identified the real properties segment as playing a significant role in our investment strategy, the largest impact of the misstatement to this segment for any period was the fourth quarter of 2007, whereby the misstatement resulted in NOI being overstated by 1.7%.  We do not consider this to be a material impact to our reported NOI for the real property segment.

•                  Whether the misstatement affects the company’s compliance with regulatory requirements.

We reviewed this misstatement in light of the company’s compliance with regulatory requirements, including its compliance with its status as a REIT and its compliance with the Investment Company Act of 1940. The misstatement did not have an adverse impact to any of the company’s compliance with regulatory requirements.

•                  Whether the misstatement affects the company’s compliance with loan covenants or other contractual requirements.

We reviewed the company’s contractual requirements, including its financial loan covenants, and the misstatement did not have an adverse impact to these requirements.

•                  Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The misstatement did not have an impact on management compensation. The company is an externally advised REIT, whereby the REIT relies on its advisor for the management of its day-to-day operations. As such, the REIT does not have any paid employees(1) and is governed by its board of directors. Our advisor is paid certain fees for its services to the REIT including acquisition, disposition and asset management fees. None of the fees paid to our advisor was impacted (or will be impacted) by the misstatement.

•                  Whether the misstatement involves concealment of an unlawful transaction.

This misstatement was a result of an inadvertent misapplication of GAAP and was not the result of an attempt to conceal an unlawful transaction.

•                  Whether management anticipates a significant positive or negative market reaction as evidenced by a significant change in the company’s share price.

As previously discussed, the company’s stock is not traded on an exchange and stock price is fixed. As such, there will be no impact to our stock price. However, we are able to contemplate the market reaction in terms of our ability to continue selling shares of the company’s stock in similar volumes soon after the disclosure of the misstatement, compared to the volume of shares sold just prior to the disclosure of the misstatement. Because the impact is not considered quantitatively or qualitatively material, we do not expect there to be any adverse market reaction that would result in a decrease in volume of shares sold due to the disclosure of this misstatement. Another consideration of our shareholders is that they seek an investment with us in part due to our dividend payments. Our dividend payments were not and will not be effected by this misstatement.

•                  Whether the misstatement was an intentional misstatement intended to manage earnings.

This misstatement was a result of an inadvertent misapplication of GAAP and not a result of an intentional attempt to manage earnings.

In light of all the facts and circumstances surrounding this misstatement, including an evaluation of the treatment of this misstatement in accordance with SAB No. 99, we do not believe that the misstatement is quantitatively or qualitatively material to the company’s financial statements.

SAB No.  108 Evaluation

Exhibit A illustrates the quantitative impact to the three and six months ended June 30, 2008 resulting from making a cumulative adjustment in the second quarter versus a retroactive adjustment to prior periods. The amounts presented for the three and six months ended June 30, 2008 are subject to change based upon our final review, however, any changes are not expected to have an adverse impact to our determination of how to treat the misstatement. APB No. 28 states

(1) The officers of the REIT are employees of the advisor and are not paid by the REIT.

that interim periods should be viewed primarily as an integral part of an annual period.  In consideration of APB No. 28, we annualized the six months ended June 30, 2008 analysis to understand the potential impact to the year.  Based on this analysis and considering all the qualitative aspects described above related to the three and six months ended June 30, 2008, we determined the cumulative adjustment to the second quarter of 2008 to be immaterial.  While the percentage impact to the three months ended net loss appears significant, the actual dollar amount when compared to the company’s financial statements as a whole is insignificant.

As a result of this determination, our financial statements as of June 30, 2008 will include the cumulative adjustment to correct this misstatement, as well as appropriate disclosure in the footnotes. Furthermore, we have modified our accounting policy to include fixed rate renewal option periods when valuing and amortizing below market leases for future property acquisitions.

EXHIBIT A

Quantitative Measures

SAB No. 99 Analysis

(Amounts in Thousands)

As of and for the Three Months Ended March 31, 2007:

			Difference
	Reported	Adjusted	Dollar	Percent

Total net investment in real property	451,515	452,325	(810)	-0.2%
Total Assets	904,951	905,761	(810)	-0.1%

Intangible lease liabilities, net	6,879	7,706	(827)	-12.0%
Total Liabilities	245,411	246,238	(827)	-0.3%

Distributions in Excess of Earnings	(9,216)	(9,233)	17	-0.2%
Total Stockholders’ Equity	636,589	636,572	17	0.0%

Rental Revenue	7,746	7,736	10	0.1%
Total Revenue	10,878	10,868	10	0.1%

Depreciation and amortization	3,418	3,421	(3)	-0.1%
Total Operating Expenses	7,536	7,539	(3)	0.0%

Net Income	2,985	2,973	12	0.4%
Net Income Per Share (Basic & Diluted)	$0.056	$0.055	$(0.000)	-0.4%

FFO	6,118	6,108	10	0.2%
FFO Per Share (Basic & Diluted)	$0.114	$0.114	$(0.000)	-0.2%

Real Property NOI	4,699	4,689	10	0.2%

As of and for the Three Months Ended June 30, 2007:

			Difference
	Reported	Adjusted	Dollar	Percent

Total net investment in real property	730,497	737,264	(6,767)	-0.9%
Total Assets	1,343,655	1,350,422	(6,767)	-0.5%

Intangible lease liabilities, net	11,580	18,412	(6,832)	-59.0%
Total Liabilities	521,903	528,735	(6,832)	-1.3%

Distributions in Excess of Earnings	(16,779)	(16,841)	62	-0.4%
Total Stockholders’ Equity	797,303	797,241	62	0.0%

Rental Revenue	13,661	13,627	34	0.2%
Total Revenue	20,276	20,242	34	0.2%

Depreciation and amortization	6,214	6,227	(13)	-0.2%
Total Operating Expenses	12,918	12,931	(13)	-0.1%

Net Income	4,655	4,610	45	1.0%
Net Income Per Share (Basic & Diluted)	$0.057	$0.057	$(0.001)	-1.0%

FFO	10,267	10,233	34	0.3%
FFO Per Share (Basic & Diluted)	$0.126	$0.126	$(0.000)	-0.3%

Real Property NOI	8,799	8,765	34	0.4%

As of and for the Three Months Ended September 30, 2007:

			Difference
	Reported	Adjusted	Dollar	Percent

Total net investment in real property	1,098,608	1,122,596	(23,988)	-2.2%
Total Assets	1,739,553	1,763,541	(23,988)	-1.4%

Intangible lease liabilities, net	24,427	48,684	(24,257)	-99.3%
Total Liabilities	873,948	898,205	(24,257)	-2.8%

Distributions in Excess of Earnings	(29,393)	(29,649)	256	-0.9%
Total Stockholders’ Equity	846,578	846,322	256	0.0%

Rental Revenue	22,643	22,507	136	0.6%
Total Revenue	30,148	30,012	136	0.5%

Depreciation and amortization	9,815	9,884	(69)	-0.7%
Total Operating Expenses	19,557	19,626	(69)	-0.4%

Net Income	2,319	2,124	195	8.4%
Net Income Per Share (Basic & Diluted)	$0.024	$0.022	$(0.002)	-8.4%

FFO	11,396	11,260	136	1.2%
FFO Per Share (Basic & Diluted)	$0.117	$0.116	$(0.001)	-1.2%

Real Property NOI	14,928	14,792	136	0.9%

As of and for the Three Months Ended December 31, 2007:

			Difference
	Reported	Adjusted	Dollar	Percent

Total net investment in real property	1,179,675	1,204,822	(25,147)	-2.1%
Total Assets	1,811,784	1,836,931	(25,147)	-1.4%

Intangible lease liabilities, net	24,089	49,931	(25,842)	-107.3%
Total Liabilities	891,969	917,811	(25,842)	-2.9%

Distributions in Excess of Earnings	(44,252)	(44,912)	660	-1.5%
Total Stockholders’ Equity	900,975	900,315	660	0.1%

Rental Revenue	26,374	26,076	298	1.1%
Total Revenue	33,389	33,091	298	0.9%

Depreciation and amortization	11,911	12,038	(127)	-1.1%
Total Operating Expenses	22,629	22,756	(127)	-0.6%

Net Income	1,106	702	404	36.5%
Net Income Per Share (Basic & Diluted)	$0.010	$0.006	$(0.004)	-36.5%

FFO	12,179	12,043	136	1.1%
FFO Per Share (Basic & Diluted)	$0.112	$0.111	$(0.001)	-1.1%

Real Property NOI	17,354	17,056	298	1.7%

As of and for the Year Ended December 31, 2007:

			Difference
	Reported	Adjusted	Dollar	Percent

Total net investment in real property	1,179,675	1,204,822	(25,147)	-2.1%
Total Assets	1,811,784	1,836,931	(25,147)	-1.4%

Intangible lease liabilities, net	24,089	49,931	(25,842)	-107.3%
Total Liabilities	891,969	917,811	(25,842)	-2.9%

Distributions in excess of earnings	(44,252)	(44,912)	660	-1.5%
Total Stockholders’ Equity	900,975	900,315	660	0.1%

Rental Revenue	70,424	69,947	477	0.7%
Total Revenue	95,066	95,543	477	0.5%

Depreciation and amortization	31,358	31,571	(213)	-0.7%
Total Operating Expenses	62,639	62,852	(213)	-0.3%

Net Income	11,065	10,410	655	5.9%
Net Income Per Share (Basic & Diluted)	$0.129	$0.122	$0.008	5.9%

FFO	39,962	39,509	453	1.1%
FFO Per Share (Basic & Diluted)	$0.467	$0.462	$0.005	1.1%

Real Property NOI	45,780	45,303	477	1.0%

As of and for the Three Months Ended March 31, 2008:

			Difference
	Reported	Adjusted	Dollar	Percent

Total net investment in real property	1,193,400	1,222,243	(28,843)	-2.4%
Total Assets	1,907,851	1,936,694	(28,843)	-1.5%

Intangible lease liabilities, net	23,007	52,976	(29,969)	-130.3%
Total Liabilities	907,854	937,823	(29,969)	-3.3%

Distributions in Excess of Earnings	(85,208)	(86,300)	1,092	-1.3%
Total Stockholders’ Equity	960,209	959,117	1,092	0.1%

Rental Revenue	28,212	27,930	282	1.0%
Total Revenue	35,188	34,906	282	0.8%

Depreciation and amortization	12,745	12,895	(150)	-1.2%
Total Operating Expenses	23,540	23,690	(150)	-0.6%

Net Loss	(22,563)	(22,995)	432	-1.9%
Net Loss Per Share (Basic & Diluted)	$(0.187)	$(0.190)	$0.004	-1.9%

FFO	14,187	13,919	268	1.9%
FFO Per Share (Basic & Diluted)	$0.116	$0.113	$0.002	1.9%
Real Property NOI	18,851	18,569	282	1.5%

Quantitative Measures – continued

(Amounts in Thousands)

SAB No. 108 Analysis

As of and for the Three Months Ended June 30, 2008:

	Retroactive	Cumulative	Difference
	Adjustment	Adjustment	Dollar	Percent

Total net investment in real property	1,213,214	1,213,214	—	0.0%
Total Assets	1,981,935	1,981,935	—	0.0%

Intangible lease liabilities, net	51,973	51,973	—	0.0%
Total Liabilities	835,395	835,395	—	0.0%

Distributions in Excess of Earnings	(140,062)	(141,153)	1,092	-0.8%
Total Stockholders’ Equity	1,082,995	1,081,903	1,092	0.1%

Rental Revenue	27,773	27,014	759	2.7%
Total Revenue	34,405	33,646	759	2.2%

Depreciation and amortization	12,184	12,546	(362)	-3.0%
Total Operating Expenses	23,601	23,964	(362)	-1.5%

Net Loss	(35,014)	(36,101)	1,087	-3.1%
Net Loss Per Share (Basic & Diluted)	$(0.261)	$(0.269)	$0.008	-3.1%

FFO	16,201	15,480	721	4.5%
FFO Per Share (Basic & Diluted)	$0.118	$0.113	$0.005	4.5%

Real Property NOI	19,328	18,569	759	3.9%

As of and for the Six Months Ended June 30, 2008:

	Retroactive	Cumulative	Difference
	Adjustment	Adjustment	Dollar	Percent

Total net investment in real property	1,213,214	1,213,214	—	0.0%
Total Assets	1,981,935	1,981,935	—	0.0%

Intangible lease liabilities, net	51,973	51,973	—	0.0%
Total Liabilities	835,395	835,395	—	0.0%

Distributions in Excess of Earnings	(140,493)	(141,153)	660	-0.5%
Total Stockholders’ Equity	1,082,563	1,081,903	660	0.1%

Rental Revenue	55,703	55,226	477	0.9%
Total Revenue	69,311	68,834	477	0.7%

Depreciation and amortization	25,079	25,291	(213)	-0.8%
Total Operating Expenses	47,291	47,504	(213)	-0.4%

Net Loss	(58,009)	(58,664)	655	-1.1%
Net Loss Per Share (Basic & Diluted)	$(0.455)	$(0.460)	$0.005	-1.1%

FFO	30,120	29,667	453	1.5%
FFO Per Share (Basic & Diluted)	$0.232	$0.228	$0.003	1.5%

Real Property NOI	37,616	37,139	477	1.3%

June 30, 2008 Annualized:

	Retroactive	Cumulative	Difference
	Adjustment	Adjustment	Dollar	Percent

Total net investment in real property	1,213,214	1,213,214	—	0.0%
Total Assets	1,981,935	1,981,935	—	0.0%

Intangible lease liabilities, net	51,973	51,973	—	0.0%
Total Liabilities	835,395	835,395	—	0.0%

Distributions in Excess of Earnings	(140,493)	(141,153)	660	-0.5%
Total Stockholders’ Equity	1,082,563	1,081,903	660	0.1%

Rental Revenue	111,406	110,452	477	0.4%
Total Revenue	138,622	137,667	477	0.3%

Depreciation and amortization	50,157	50,582	(213)	-0.4%
Total Operating Expenses	94,582	95,007	(213)	-0.2%

Net Loss	(53,809)	(54,464)	655	-1.2%
Net Loss Per Share (Basic & Diluted)	$(0.414)	$(0.419)	$0.005	-1.2%

FFO	60,240	59,333	453	0.8%
FFO Per Share (Basic & Diluted)	$0.463	$0.456	$0.007	1.5%

Real Property NOI	75,232	74,278	477	0.6%